PRINCIPLES THAT ENDURE

Exhibit 99.1

Service Expertise Integrity

Northern Trust Corporation

William L. Morrison
Executive Vice President
& Chief Financial Officer

Morgan Stanley Financials Conference

The New York Palace Hotel
New York, New York
February 2, 2011

© 2011 Northern Trust Corporation

Northern Trust
northerntrust.com

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2009 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ **Excellent Strategic Positioning**
  - Personal Financial Services
  - Corporate & Institutional Services
  - Northern Trust Global Investments
- ☑ **Financial Positioning**

Client Centric, Highly Focused Business Model

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients.

Personal Financial Services:
Leading advisor to affluent market

- $154 billion AUM
- $370 billion AUC

Corporate & Institutional Services:
Leading global custodian

- $3.7 trillion AUC
- $489 billion AUM

Northern Trust Global Investments:
Leading asset manager for personal & institutional clients

- $644 billion AUM

Operations & Technology:
Integrated global operating platform

- Serving personal and institutional clients
- $1.3 billion in technology spending, 2007-2009



Asset Servicing
$4.1T Assets Under Custody
Personal Clients
Institutional Clients
Asset Management
$644B Assets Under Mgmt.
Integrated Operations & Technology Platform

As of December 31, 2010

Extensive Reach in the Affluent Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington (1)
Minnesota (1)
Michigan (3)
Wisconsin (1)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (15)
Ohio (1)
Colorado (1)
Missouri (1)
California (10)
Georgia (1)
Arizona (6)
Texas (7)
Florida (25)

PFS Assets Under Management

($ Billions)


CAGR +5%
S&P500 CAGR 0%
98.1
94.0
87.7
104.3
110.4
117.2
134.7
148.3
132.4
145.2
154.4
2000
2002
2004
2006
2008
2010

Investing in the Business:

- Making strategic hires around the country
- Acquisition of Los Angeles-based Waterline Partners
- Continuing to augment our investment capabilities
- Expanding to Washington D.C. in 2011
- Evaluating international expansion opportunities

Positioned Globally for Growth

Strategically Positioned in Three Dynamic Regions


The Americas
Europe, Middle East, and Africa
Asia Pacific

C&IS Assets Under Custody

($ Trillions)


CAGR +10%
S&P500 CAGR 0%
US$EAFE CAGR +1%
1.5
1.5
1.3
1.9
2.3
2.7
3.3
3.8
2.7
3.3
3.7
2000
2002
2004
2006
2008
2010

Investing in the Business:

- Growing our Global Fund Services business
- Building relationships with sovereign wealth funds and financial institutions
- Expanding the breadth of capabilities offered to clients
- Continuing to enhance our technology platform to provide innovative solutions
- Converted our Beijing office to a full service licensed branch

Client Focused, Diversified Investment Manager

Assets Under Management: $643.6 Billion

A Diversified Asset Manager

Across Asset Classes


Short Duration
$213 Billion
(33%)
Equities
$291 Billion
(45%)
Other
$17 Billion
(3%)
Fixed Income
$123 Billion
(19%)

Across Client Segments


Personal
$154 Billion
Institutional
$489 Billion

Across Styles


Active
$308 Billion
(48%)
Index
$281 Billion
(44%)
Other
$13 BN
(2%)
Manager of Managers
$42 Billion
(6%)

Investing in the Business:

- Focusing on international growth through strategic hires and product development
- Building exchange-traded fund products
- Expanding alternative investment capabilities
- Driving revenue growth through direct sales of our core capabilities

As of December 31, 2010

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Financial Positioning

Northern Trust

© 2011 Northern Trust Corporation

northerntrust.com

2010 Financial Performance

($ in millions, except EPS)	2010	2009	% Change
Trust, Inv. & Other Servicing Fees	$2,082	$2,084	n/m
Foreign Exchange Trading Income	$382	$446	-14%
Other Non-Interest Income	$265	$257	+3%
Net Interest Income	$958	$1,040	-8%
Total Revenues	$3,687	$3,827	-4%
Non-Interest Expenses*	$2,531	$2,334	+8%
Provision for Credit Losses	$160	$215	-26%
Pre-Tax Income	$996	$1,278	-22%
Taxes	$347	$425	-18%
Operating* Net Income	$649	$853	-24%
Operating* EPS	$2.65	$3.11	-15%

+ Net new business
+ Equity markets
– Securities lending
– Fee waivers

– Lower volatility

– Interest rates

+/– Credit costs

*Northern Trust is providing operating results, which exclude Visa related adjustments, in order to provide a clearer indication of the results and trends in Northern Trust's core businesses.

Consistently Strong and Conservative Balance Sheet

Diversified, High Quality Loan Portfolio

- Relationship-based lending practices
- Consistent and conservative underwriting standards
- Loan quality is notably better than peer averages



Northern Trust
Top 20 Peer Avg.
4.20%
1.34%
2.70%
0.64%
NPAs to Loans
NCOs to Avg. Loans

High Quality, Short Duration Securities Portfolio

- 85% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 88% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at ~1%
- The securities portfolio is in a net unrealized gain position

NTRS data as of December 31, 2010; peer data as of September 30, 2010. Source: SNL Financial.

Northern Trust

Outstanding Capital Strength

Basel I	12/31/09	**12/31/10**	"Well Capitalized" Guideline	Pro-forma Basel III* 12/31/10	Pro-forma Basel III* Proposed Guideline	
Capital Ratios						
Tier 1 Capital	13.4%	13.6%	6.0%	12.5%	8.5%	
Total Risk-Based	15.8%	15.7%	10.0%	14.6%	10.5%	
Tier 1 Common Equity	12.8%	13.1%	-	12.5%	7.0%	
Tier 1 Capital		$7.0bn		$6.4bn		– Trust preferred – OCI adjustments
Risk-weighted Assets		$51.4bn		$51.2bn		– Credit risk + Operational risk

Current period capital ratios are preliminary until finalized in the 2010 Annual Report.

*Pro-forma Basel III ratios represent Northern Trust's estimates calculated using the current methodologies provided by the oversight body of the Basel Committee as Northern Trust currently understands them. The proposed guidelines represent the minimum capital requirements, inclusive of the capital conservation buffer, currently proposed to be effective in 2019. The ultimate impact of the new capital standards on Northern Trust will depend on a number of factors, including further changes to the Basel III methodologies and the rulemaking and implementation by the U.S. banking regulators. Therefore, these estimates are subject to change.

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Concluding Thoughts

Northern Trust

© 2011 Northern Trust Corporation

northerntrust.com

Strategically Positioned for Growth

Market Leader in Focused Businesses

- Largest Personal Trust provider in the United States
- Best Private Bank in North America (*Financial Times*, November 2010 and 2009)
- Best Global Investor Services House (*Euromoney*, July 2010)
- One of the largest Fund Administrators in Ireland and Guernsey
- 11th largest manager of worldwide institutional assets (*Pensions & Investments*, May 2010)

Strong History of Organic Growth

- Assets Under Custody CAGR of 10% 2000 - 2010
- Net new business up 28% in 2010 versus prior year
- Continuing to invest in the business

Distinctive Financial Strength

- 85% of securities portfolio rated triple A
- NPAs to loans relatively low at 1.34%
- Tier 1 Common Equity ratio of 13.1%
- 96% of total Tier 1 Capital is Tier 1 Common Equity

Invested & Experienced Management Team

- Combined service at Northern Trust of 189 years

As of December 31, 2010

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Northern Trust Corporation

William L. Morrison
Executive Vice President
& Chief Financial Officer

Morgan Stanley Financials Conference

Questions?

Northern Trust

northerntrust.com

© 2011 Northern Trust Corporation